For Immediate Release                                                  CONTACTS:
October 13, 1999                                           Columbia Energy Group
                                          Thomas L. Hughes (Financial Community)
                                                                    703/561-6001
                                                  R. A. Rankin, Jr. (News Media)
                                                                    703/561-6044
                                                               Kekst and Company
                                                    Michael Freitag (News Media)
                                                                    212/521-4800
MEDIA ADVISORY:

NEWSPAPER AD ALERTS INDIANA COMMUNITIES
TO NISOURCE'S "DISTURBING ENVIRONMENTAL RECORD"

         HERNDON, Va., Oct. 13, 1999 -- Columbia Energy Group announced that, starting today, a full-page advertisement began appearing in newspapers in Northern Indiana and adjacent areas, in which communities served by NiSource Inc. are alerted to the possible environmental consequences of that company's ongoing hostile takeover attempt. NiSource is the parent corporation of Northern Indiana Public Service Company (NIPSCO).

         The newspaper ad, the third in a series, notes that NiSource has "a disturbing environmental record" -- even though NiSource often touts its commitment to "environmental stewardship." For example, NiSource recently issued a press release promoting its role as a sponsor of "an environmental effort aimed at restoring and preserving a historic Virginia water resource." But NiSource has no business operations in Virginia, and it apparently did little more than contribute some money to a local river festival.

         "Instead of publicity ploys in states outside its operating territory," the ad says, "shouldn't NiSource be spending its time and money trying to reduce harmful smokestack emissions and protecting the welfare of its customers and communities in Indiana?"

         The ad notes that:

          o NIPSCO last year was ranked as the nation's third "dirtiest" electric utility, based on nitrogen oxide emission rates, by the Natural Resources Defense Council.

          o NiSource is facing a possible lawsuit from the New York State Attorney General related to harmful emissions from one of its principal generating plants.

          o There is "strong evidence" that NIPSCO's coal-fired power plants may be "major contributors to mercury contamination" in at least five large Indiana lakes, according to a 1999 study by the National Wildlife Federation, the Hoosier Environmental Council and other environmental organizations.

                                    - more -



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         Although it is currently facing a variety of environmental, operational and financial problems, NiSource is continuing to spend millions of dollars on its attempt to acquire Columbia in a hostile takeover. Columbia has rejected NiSource's various proposals as inadequate and not in the best interest of the company or its shareholders.

         Columbia Energy Group, based in Herndon, Va., is one of the nation's leading energy services companies, with assets of $7.2 billion. Its operating companies engage in all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as retail energy marketing, propane and petroleum product sales, and electric power generation. Information about Columbia Energy Group (NYSE:CG) is available on the Internet at www.columbiaenergygroup.com.


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